Exhibit 99.1

For immediate release

RRSAT AND THAICOM EXTEND CONTRACT FOR GLOBAL
 DISTRIBUTION OF VIETNAM TELEVISION

Airport City Business Park, Israel – April 18, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, and THAICOM Plc., Asia’s leading commercial satellite operator, announced today that the contract for the global distribution of the Vietnam Television (VTV) channel has been extended.

The VTV-4 channel is downlinked from THAICOM 5 Satellite to RRsat’s main teleport, Emek HaEla, and from there uplinked to the Eutelsat Hot Bird Satellite for delivery to Europe, and the Middle East. In addition, the channel is delivered from Emek HaEla over fiber to RRsat’s USA based teleport Hawley, Pennsylvania.  From the Hawley teleport, the content of the channel is uplinked to Galaxy 19 Satellite and Intelsat 805 Satellite, for distribution to North and South America.

THAICOM has been provided satellite services for 20 years and Vietnam Television is the longest-running international customer on the THAICOM fleet.

Lior Rival, Deputy CEO and VP Sales & Marketing commented “We are glad to continue serving, together with THAICOM, our mutual long lasting customer VTV. Our state-of-the-art teleports guarantee the quality delivery of the VTV channel to their end customers”

Komson Seripapong, Vice President of Marketing and Sales said “We are pleased that VTV has extended the contract with THAICOM for global television service. THAICOM has broadcasted the VTV-4 channel on its C-band Global beam for more than ten years. We have provided a turnkey global broadcasting solution from Europe to America. We would like to thank RRsat for its long term commitment and collaboration with THAICOM. We look forward for more cooperation in the future."

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

About THAICOM Plc.
THAICOM PLC. founded on November 7, 1991, is a satellite and telecommunications operator with customers throughout Asia, Africa, Europe and Australia. Currently, the Company operates two THAICOM satellites at geostationary orbit.  THAICOM 5 carries more than 400 television channels at its ‘hotbird’ location of 78.5 degrees East while THAICOM 4 (IPSTAR) can deliver broadband services to millions of users across 14 countries in Asia Pacific.  THAICOM 6 is presently under construction and planned for launch in 2013 to serve the increasing demand for broadcast services.  Partnering with AsiaSat, the Company will launch THAICOM 7 (AsiaSat 6) in 2014. THAICOM is listed on the Stock Exchange of Thailand (SET) under the trade symbol “THCOM”.

For more information, please visit the company’s website www.thaicom.net and www.ipstar.com.

About VTV
Vietnam Television (VTV) was established in northern Vietnam in September 1970 and is a national broadcasting station which shall disseminate information and make public lines and policies of the Government of Vietnam.

Colour television was introduced in Vietnam in 1978 and by 1990 Vietnamese viewers were served by two national TV channels. Today  Vietnam Television (VTV) comprises many channels: VTV 1 (channel 9) focuses on news and current affairs; VTV 2 (channel 11) covers science, technology and education; and VTV 3 (channel 22) offers sports and entertainment programs. Launched in 2000, the international channel VTV 4 offers the best of local programming from all three domestic channels via satellite to Vietnamese audiences in Asia, North Africa, Europe, North America and South West Australia. A fifth channel, VTV5, was introduced in 2002 to serve the ethnic minority communities living in Vietnam VTV6, VTV9 were started in 2007. VTV6 serves for youth while VTV9 is a channel for all categories from current events, business news, to music and movies to serve Southern audience.

Vietnam Television (VTV) is a full member of the Asia Pacific Broadcasting Union (ABU) and a member of the Asia Pacific Institute for Broadcasting Development (AIBD). It is also active in a variety of other international and regional organizations, including the Asian Institute for International Communication Exchange, the International Council for Francophone Radio and Television, UNICEF and UNESCO. Visit the company's website www.vtv.vn

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Christine Ben Amram, MarCom Manager Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

Information in this press release concerning Thaicom and VTV is based on information provided by the respective companies and has not been independently verified by RRsat.